UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

SINCLAIR BROADCAST GROUP, INC.

(Name of Subject Company (Issuer))

SINCLAIR TELEVISION GROUP, INC.

(Name of Filing Person (Offeror))

6% Convertible Subordinated Debentures due 2012	829226AV1
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

David D. Smith

Chairman of the Board, President and Chief Executive Officer

Sinclair Television Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

(410) 568-1500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Grill, Esq.
Pillsbury Winthrop Shaw Pittman LLP

2300 N Street, NW

Washington, D.C. 20037

(202) 663-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,250,000	$4,225

*                                         The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $60.0 million in aggregate principal amount of outstanding 6% Convertible Subordinated Debentures due 2012 at the offer price of $987.50 per $1,000 principal amount.

**                                  $71.30 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 4 for fiscal year 2010.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,225
Form or Registration No.:	Schedule TO-I
Filing party:	Sinclair Television Group, Inc.
Date filed:	September 20, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13d-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, as previously amended by Amendment No. 1 and Amendment No. 2 thereto, relating to the offer (the “Offer”) by Sinclair Television Group, Inc., a Maryland corporation (the “Company”), to purchase for cash, on a pro rata basis, up to $60,000,000 in principal amount of the outstanding 6% Convertible Subordinated Debentures due 2012 of the Company’s parent, Sinclair Broadcast Group, Inc., a Maryland corporation (“Sinclair”), at a price of $987.50 per $1,000 in principal amount and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 20, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). This Amendment No. 3 is intended to satisfy the reporting requirements of Rules 13e-4(c)(3) and 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

All of the information set forth in the Offer to Purchase and the Letter of Transmittal is expressly incorporated herein by reference in answer to all items in this Amendment No. 3, and as more particularly set forth below.

ITEMS 1, 4 AND 11.

These items and the information in the Offer to Purchase are amended and supplemented by adding the following:

The Offer expired at 12:00 midnight, New York City time, on October 18, 2010. Based on a final count, the Company has been advised by the Depositary that $57,958,500 aggregate principal amount of the Securities (the “Tendered Securities”) were validly tendered and not validly withdrawn prior to the expiration of the Offer.  In accordance with the terms of the Offer, the Company accepted for payment the Tendered Securities, which represented approximately 45.3% of the Securities outstanding prior to the expiration of the Offer, that were validly tendered and not validly withdrawn, and payment for such Securities will be made promptly in accordance with the terms of the Offer, which is expected to be on or around October 19, 2010.

Pursuant to the terms of the Offer, all Securities not tendered in the Offer will remain outstanding, and the terms and other provisions contained in the applicable indenture governing such Securities will remain unchanged.

On October 19, 2010, Sinclair issued a press release announcing the final results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Amendment No. 3 and is incorporated herein by reference.

ITEM 12.               EXHIBITS.

The Index to Exhibits shall be amended and supplemented by including the following information:

(a)(5)(ii)	Press Release announcing final results of the Offer, dated October 19, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SINCLAIR TELEVISION GROUP, INC.

	By:	/s/ David B. Amy
	Name:	David B. Amy
	Title:	Secretary

Date: October 19, 2010

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated September 20, 2010.*
(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Supplement to Offer to Purchase, dated October 6, 2010.*
(a)(5)(i)	Press Release, dated September 20, 2010.*
(a)(5)(ii)	Press Release, dated October 19, 2010.**
(b)(1)

Indenture, dated as of October 4, 2010, among Sinclair Television Group, Inc., the Guarantors identified on Annex thereto and U.S. Bank National Association, as Trustee (incorporated herein by reference from Sinclair’s Current Report on Form 8-K, filed October 5, 2010).

(b)(2)

The Bank Credit Agreement (as defined in the Offer to Purchase) of Sinclair Television Group, Inc. (incorporated herein by reference from Sinclair’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).

(d)(1)

Form of Subordinated Indenture between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee (incorporated herein by reference from Sinclair’s Current Report on Form 8-K, filed on December 16, 1997).

(d)(2)

Ninth Supplemental Indenture, dated as of May 13, 2005, between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee (incorporated herein by reference from Sinclair’s Current Report on Form 8-K, filed on June 21, 2005).

(d)(3)

Indenture, dated as of October 29, 2009, among Sinclair Television Group, Inc., the guarantors identified therein and U.S. Bank National Association, as trustee (incorporated herein by reference from Sinclair’s Current Report on Form 8-K, filed on October 29, 2009).

(d)(4)

Senior Indenture, dated as of May 10, 2007 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference from Sinclair’s Current Report on Form 8-K, filed on May 11, 2007).

(d)(5)

First Supplemental Indenture, dated as of May 10, 2007 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference from Sinclair’s Current Report on Form 8-K, filed on May 11, 2007).

(d)(6)

Indenture, dated as of May 20, 2003 between Sinclair Broadcast Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association), as trustee (incorporated herein by reference from Sinclair’s Registration Statement on Form S-4 No. 333-107522).

(d)(7)

Indenture, dated as of March 14, 2002, between Sinclair Television Group, Inc. and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as Trustee (incorporated herein by reference from Sinclair’s Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(8)

Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and William Richard Schmidt, as trustee (incorporated herein by reference from Sinclair’s Registration Statement on Form S-1 No. 33-90682).

(d)(9)

Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and C. Victoria Woodward, as trustee (incorporated herein by reference from Sinclair’s Registration Statement on Form S-1 No. 33-90682).

(d)(10)

Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and Dyson Ehrhardt, as trustee (incorporated herein by reference from Sinclair’s Registration Statement on Form S-1 No. 33-90682).

(d)(11)

Common Non-Voting Capital Stock Option between Sinclair Broadcast Group, Inc. and Mark Knobloch, as trustee (incorporated herein by reference from Sinclair’s Registration Statement on Form S-1 No. 33-90682).

(d)(12)	1996 Long-Term Incentive Plan for Sinclair Broadcast Group, Inc. (incorporated herein by reference from Sinclair’s Annual Report on Form 10-K/A for the year ended December 31, 1996).

(d)(13)

First Amendment to 1996 Long-Term Incentive Plan for Sinclair Broadcast Group, Inc. (incorporated herein by reference from Sinclair’s Proxy Statement on Schedule 14A for the year ended December 31, 1998).

(d)(14)	Form of Restricted Stock Award Agreement (incorporated herein by reference from Sinclair’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
(d)(15)

Stock Appreciation Right Agreement between Sinclair Broadcast Group, Inc. and David D. Smith dated April 2, 2007 (incorporated herein by reference from Sinclair’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

(d)(16)

Stock Appreciation Right Agreement between Sinclair Broadcast Group, Inc., and David D. Smith dated April 1, 2008 (incorporated herein by reference from Sinclair’s Quarterly Report on Form 10-Q filed on May 9, 2008).

(d)(17)	Director Compensation (incorporated herein by reference from Sinclair’s Annual Report on Form 10-K for the year ended December 31, 2005).
(d)(18)	Stockholders’ Agreement, dated April 19, 2005, by and among the Smith brothers (incorporated herein by reference from Sinclair’s Current Report on Form 8-K, filed on April 26, 2005).

* Previously filed on Schedule TO.

**Filed herewith.